SUB-ITEM 77D(G)1

                            POLICIES WITH RESPECT TO
                              SECURITY INVESTMENTS

                        AIM INVESTMENT SECURITIES FUNDS


On November 2, 2000, the Board of Trustees (the board) of AIM Investment Securities Funds on behalf of AIM Income Fund approved a proposal that would give the fund the ability to invest in non-U.S. government obligations.